September 29, 2025

__________

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lake Superior Acquisition Corp.
Registration Statement on Form S-1
Filed May 8, 2025, as amended
File No. 333-287114

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of Lake Superior Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Washington D.C. time on September 30, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 1,000 copies of the Preliminary Prospectus dated September 19, 2025, to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC

By:	/s/ Jerry Serowik
Name: Jerry Serowik
Title: Senior Managing Director

[Signature Page to Underwriter’s Acceleration Request Letter]

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